EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended March 31
	2014	2013
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$435	$447
Fixed charges excluding preferred stock dividends and accretion	69	84
Income for computation excluding interest on deposits	504	531
Interest expense excluding interest on deposits	55	71
One-third of rent expense	14	13
Preferred stock dividends and accretion	8	8
Fixed charges including preferred stock dividends and accretion	77	92
Ratio of earnings to fixed charges, excluding interest on deposits	6.53x	5.77x
Including Interest on Deposits
Income from continuing operations before income taxes	$435	$447
Fixed charges excluding preferred stock dividends and accretion	96	126
Income for computation including interest on deposits	531	573
Interest expense including interest on deposits	82	113
One-third of rent expense	14	13
Preferred stock dividends and accretion	8	8
Fixed charges including preferred stock dividends and accretion	104	134
Ratio of earnings to fixed charges, including interest on deposits	5.10x	4.28x